

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 22, 2007

Richard A. Shaberg
Thacher Proffitt & Wood, LLP
1700 Pennsylvania Ave., Suite 800
Washington, D.C. 20006

RE: Westborough Financial Services, Inc.
     Schedule 14A
     Filed on February 3, 2007
     File Number 0-27997

Dear Mr. Shaberg:

     We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a number of references to Westborough projections. Please provide in the filing any projections which crossed between Westborough and Assabet or advise us that there were no crossed projections.

Shareholder Letter

2. Please include that shareholders will also be electing directors at the meeting.

Summary

3. Where you first give the cash out price, now on page 2, please state the market price on the day prior to announcement of the merger.

4. After the bullets on page 2, please disclose the aggregate merger consideration, the current book value of the company and the number of shares outstanding not held by the MHC or Assebet and its affiliates.

5. Where appropriate in the summary and in more detail in the body of the text, please provide quantified discussion as to:

   • how the acquiring company will not pay for the MHC shares,
   • why this is the case,
   • that the total price paid for Westborough is less than Westborough's current book value and how this happens,
   • the importance typically placed on book value in these situations and that the typical price to book value ratio for all of the shares of a bank in an acquisition appears to be about 2 times book value, which we note from page 34.

6. Where appropriate in the filing disclose the extent to which the total price paid relative to total book value was considered by the board and its conclusions.

Record Date; Vote Required, page 3

7. Please disclose the consequence of the number of shares committed to passage. It appears that approval is assured, or nearly so.

Interests of Certain Persons..., page 8

8. Please change the heading to clarify that the "interests" are financial and the "certain persons" are officers and directors.

9. Please clarify that the board seat and employment arrangements were negotiated along with the other merger terms.

10. Revise the second bullet to disclose Mr. MacDonough's current age.

11. Revise the SERP bullet to indicate the payment to each of the three named officers under the Plan upon the completion of the merger.

12. Revise to include a final paragraph giving the total aggregate dollar amount of benefits listed above that will accrue to the officers and directors as a result of the merger. If the aggregate is more than 15% of the total merger consideration, disclose the percentage. In addition, if any person will receive more than 15% of the total benefits listed, identify the person and percentage.

Appraisal Rights, page 10

13. Revise to disclose the name and address where the notice must be sent.

14. Disclose the requirements or provide a summary of Part 13 of the Massachusetts Business Corporation Act.

The Annual Meeting
Quorum, page 13

15. Revise to disclose whether or not the MHC holds sufficient voting power to constitute a quorum.

Security Ownership..., page 16

16. Please revise the table on page 17 to better explain how you derive the total number of 96,644. We note the text of footnote 13 which seems difficult to follow. Please use techniques such as multiple paragraphs and bullet points to make it clear on first reading.

Background of the Merger, page 20

17. Please better explain in the second and third paragraphs on page 21 what you mean by "affiliation."

18. Please expand the penultimate full paragraph on page 21 to indicate whether dollar value terms were discussed. If they were, include quantification of the terms discussed. If the August 4 offer was the first quantified offer discussed or made please make that clear.

19. Revise the last full paragraph on page 21 to disclose whether or not the Board considered shareholder value to be received. If so, disclose how that was reconciled with the decision to talk only to Assabet.

20. Revise page 23 to disclose at first mention what the unsolicited offer value was and what supplemental additional terms were proposed, if any.

Westborough Financial's Reasons..., page 25

21. Please revise to identify both the pros and cons of the intended sale of the company. If there were no negative factors identified please disclose this.

Opinion of Westborough's Financial Advisor, page 26

22. Please clarify that you have specifically disclosed all of the material information considered.

23. Please identify any analysis which did not support the fairness conclusion or indicate that there was none.

24. Revise the fourth full paragraph on page 29 to also disclose the multiple of total price to total book value and total tangible book value.

25. For each peer group analysis such as that beginning on page 30, please revise the filing to make clear whether the peer group companies are fully converted or only partially converted. Also disclose as need be whether the shares prices have been manipulated to reflect them on a "fully converted" basis or to otherwise manipulate them to make comparison possible.

26. We note from other filings that there is typically a significant difference in the trading multiples of companies listed on the NASDAQ exchange and the OTC market. With consideration to disclosure in the filing, please advise us whether or not any of the peer group companies are OTC listed, with quantification, and whether this situation was considered by RBC in its analysis.

27. Either in an overall discussion or at each place where you present per share information for Westborough, disclose how the per share information was calculated by RBC, that is, whether the calculation included both publicly held shares and MHC shares or used some other conversion mechanism. Also provide any other pertinent information.

28. We note that the comparable public company analysis appears to derive "market price to tangible book value" and to book value, pages 31, 33 and 34, by including the shares not to be cashed out (held by the MHC). This appears to distort these values since, as in the current merger, only the shares not held by the MHC will be cashed out. With a view towards additional disclosure in the filing, supplementally provide the staff with a quantified analysis of these ratios if only the shares to be cashed out are included. Also confirm supplementally that RBC did not consider total consideration to total book in performing its analysis.

29. Please describe and quantify the amounts paid for any work by RBC for Westborough over the past two years. We note the first full paragraph on page 35.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions please contact David Lyon at 202-551-3421, or me at 202-551-3434.

Sincerely,

Michael Clampitt
Senior Attorney

By FAX: 202-626-1930